IDO SECURITY, INC.
17 State Street, 22nd Floor
New York, NY 10004
Office:  (646) 214.1234

Facsimile: (646) 285.0026

Via Edgar
Tia L. Jenkins
Securities and Exchange Commission
Washington D.C.

Re; IDO Security Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
File April 15, 2008–10–13 File No. 000-51170

Dear Ms. Jenkins

We refer to the comment letter from the staff dated August 28, 2008 with respect to the above referenced matter.

Further to the conversation between our counsel David Aboudi and Ms. Raquel Howard of your office, we request additional time to respond to the staff comments. We are currently working with our advisors to address the points raised in the letter. We anticipate addressing the staff comments by December 15, 2008.

Sincerely

/s/ Michael Goldberg
Michael Goldberg
President